# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Greenpro Capital Corp., CIK 0001597846
CUSIP: 39540F408
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: B-23A-02, G-VESTOR TOWER,, PAVILION EMBASSY, 200 JALAN AMPANG,, 50450 W.P. KUALA LUMPUR,, Malaysia (N8), 50450
Date of event which requires filing of this statement: 06/30/2026
Amends the filing with accession number 0001493152-26-026729
Filed by CIK 0001576035
Persons authorized to receive notices and communications: LEE CHONG KUANG, B-23A-02, G-VESTOR TOWER, PAVILION EMBASSY, 200 JALAN AMPANG, KUALA LUMPUR, Malaysia (N8), 50450, 60 384081788

## Reporting persons
- LEE CHONG KUANG (CIK 0001576035): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 1,940,884; shared voting power 165,915; sole dispositive power 1,940,884; shared dispositive power 165,915; aggregate amount beneficially owned 2,106,799 (11.62% of the class)
  Comment: Includes 1,940,884 shares of Common Stock held directly by the Reporting Person and 165,915 shares of Common Stock held directly by the Reporting Person's spouse, Yap Pei Ling. The Reporting Person may be deemed to share voting and dispositive power over the shares held by his spouse.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Greenpro Capital Corp.
Address of issuer's principal executive offices: B-23A-02, G-VESTOR TOWER,, PAVILION EMBASSY, 200 JALAN AMPANG,, 50450 W.P. KUALA LUMPUR,, Malaysia (N8), 50450

## Item 2. Identity and Background
Name of person filing: LEE CHONG KUANG
Residence or business address: B-23A-02, G-VESTOR TOWER, PAVILION EMBASSY, 200 JALAN AMPANG, 50450 KUALA LUMPUR, MALAYSIA
Present principal occupation or employment: Lee Chong Kuang is the Chief Executive Officer, President and a director of Greenpro Capital Corp. The Issuer's principal business address is B-23A-02, G-Vestor Tower, Pavilion Embassy, 200 Jalan Ampang, 50450 Kuala Lumpur, Malaysia. The Issuer principally provides consulting services to clients.
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: MALAYSIA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person used personal funds in the amount of $100,000 to purchase 65,591 shares of Common Stock pursuant to the Subscription Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the shares of Common Stock reported herein for investment purposes and to provide financial support for the Issuer's operations. Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the matters described in Items 4(a) through 4(j) of Schedule 13D. The Reporting Person may, from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of June 30, 2026, the Reporting Person beneficially owned an aggregate of 2,106,799 shares of Common Stock, representing approximately 11.62% of the Issuer's outstanding Common Stock, based on 18,127,663 shares of Common Stock outstanding as of June 30, 2026. Such amount consists of 1,940,884 shares held directly by the Reporting Person and 165,915 shares held directly by the Reporting Person's spouse, Yap Pei Ling, which the Reporting Person may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 1,940,884 shares of Common Stock and shared voting power and shared dispositive power over 165,915 shares of Common Stock held directly by his spouse, Yap Pei Ling.
Transactions in the class effected during the past sixty days: On June 30, 2026, the Reporting Person acquired 65,591 shares of Common Stock from the Issuer in a private placement pursuant to a Subscription Agreement, dated June 30, 2026, at a purchase price of $1.5246 per share, for an aggregate purchase price of $100,000. Except as described herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: NOT APPLICABLE
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NOT APPLICABLE

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented as follows: On June 30, 2026, the Reporting Person entered into a Subscription Agreement with the Issuer pursuant to which the Reporting Person purchased 65,591 shares of Common Stock at a purchase price of $1.5246 per share, for an aggregate purchase price of $100,000. The description of the Subscription Agreement contained herein is qualified in its entirety by reference to the full text of the Subscription Agreement, which is incorporated by reference as Exhibit 1 hereto. Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Subscription Agreement, dated June 30, 2026, by and between Greenpro Capital Corp. and Lee Chong Kuang (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2026).

## Signatures
- LEE CHONG KUANG: /s/ Lee Chong Kuang, Lee Chong Kuang, CEO, President and Director (07/06/2026)